UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-41986

AUSTRALIAN OILSEEDS HOLDINGS LIMITED

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41986	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

126 – 142 Cowcumbla Street, Cootamundra

Site 2: 52 Fuller Drive Cootamundra

PO Box 263 Cootamundra, Australia 2590

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: +02 6942 4347

Not Applicable

(Former name or former address, if changed since last report)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Disposal of Australian Oilseeds Investments Pty Ltd

On July 27, 2026, AUSTRALIAN OILSEEDS HOLDINGS LIMITED (the “Company”) entered into a Share Purchase Agreement (the “SPA”) with Trusha Realty Pte. Ltd., a private company limited by shares incorporated under the laws of the Republic of Singapore (the “Purchaser”), pursuant to which the Company agreed to sell all of the issued and outstanding shares (the “Subject Shares”) of Australian Oilseeds Investments Pty Ltd, an Australian proprietary company (“AOI”), which, together with its subsidiaries Cowcumbla Investments Pty Ltd, Cootamundra Oilseeds Pty Ltd and Good Earth Oils Pty Ltd (collectively with AOI, the “Target Group”), carries on the Company’s oilseed crushing and edible oils business (the “Disposal”).

The total consideration for the Subject Shares is US$1.00, together with the Purchaser’s assumption of all liabilities of each member of the Target Group and the release of the Company and its affiliates from all guarantees and other credit support given by them in respect of the Target Group. The consideration was determined by reference to an independent valuation report, which concluded that the fair value of 100% of the equity of AOI is a nominal amount, the Target Group having a significant negative net worth, a history of operating losses, and substantial existing and contingent liabilities. The Disposal is expected to close on July 27, 2026, subject to the satisfaction of customary closing conditions.

The foregoing description of the SPA does not purport to be complete and is qualified in its entirety by reference to the full text of the form of SPA, a copy of which is provided as Exhibit 10.1 hereto, which is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Share Purchase Agreement, dated July 27, 2026, by and between AUSTRALIAN OILSEEDS HOLDINGS LIMITED and Trusha Realty Pte. Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 28, 2026	AUSTRALIAN OILSEEDS HOLDINGS LIMITED

	By:	/s/ Saw Khoon Ming
	Name:	Saw Khoon Ming
	Title:	Co-Chief Executive Officer

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